UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

IPARTY CORP.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

46261R107

(CUSIP Number)

July 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46261R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NAIDA S. WHARTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,474,100 common shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,474,100 common shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,474,100 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 11.77%

12.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13G relates to the common stock, $.001 par value per share (the “Common Stock”), of iParty Corp., a Delaware corporation (the “Company”).

Item 1.
	(a)	Name of Issuer iParty Corp. (IPT)
	(b)	Address of Issuer’s Principal Executive Offices 1457 VFW Parkway West Roxbury, Massachusetts 02132

Item 2.
	(a)	Name of Person Filing Naida S. Wharton
	(b)	Address of Principal Business Office or, if none, Residence 131 South Woodland Street Englewood, NJ 07631
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.001 par value
	(e)	CUSIP Number 46261R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,474,100 shares of Common Stock*
(b) Percent of class: 11.77%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,474,100 shares of Common Stock*
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,474,100 shares of Common Stock*
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(b)The following certification shall be included if the statement is filed pursuant to S240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanation of Responses:

* iParty LLC was created on December 11, 1997. On March 12, 1998, the Company was organized as a wholly owned subsidiary of iParty LLC and the net assets and operations of iParty LLC were transferred to the Company. Effective July 2, 1998, the Company merged into WSI Acquisition Corp. ("WSI"). The merger was consummated through an exchange of shares that resulted in iParty LLC receiving 6,000,000 shares of Common Stock of WSI.  In connection with the merger, WSI changed its name to iParty Corp. In connection with the dissolution of iParty LLC on July 8, 2004, RHL Ventures, LLC received a distribution of 4,948,200 shares of Common Stock of the Company on account of its 82.47%% membership interest in iParty LLC. In connection with a distribution by RHL Ventures, LLC to its members on July 8, 2004, Naida S. Wharton received a distribution of 2,474,100 shares of Common Stock of the Company on account of her 50.0% membership interest in RHL Ventures, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2004
Date
NAIDA S. WHARTON
Signature
/s/ Naida S. Wharton
Name/Title